UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2013

Commission File Number: 001-13944

NORDIC AMERICAN TANKERS LIMITED
(Translation of registrant’s name into English)

LOM Building, 27 Reid Street, Hamilton, HM 11, Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a press release of Nordic American Tankers Ltd. (the “Company”) dated May 13, 2013, announcing the Company’s earnings report for 1Q 2013.

This Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 ASR (Registration No. 333-183643) filed on August 30, 2012, as amended by Post-Effective Amendment No. 1 filed on March 19, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORDIC AMERICAN TANKERS LIMITED
(registrant)

Dated: May 15, 2013	By:	/s/ Herbjørn Hansson
Herbjørn Hansson
Chairman, Chief Executive Officer and President

Exhibit 1

Nordic American Tankers Limited (NYSE:NAT)  NAT is well positioned for a market upswing.  Payment of dividend for 63 consecutive quarters.

Hamilton, Bermuda, May 13, 2013

During 1Q2013, NAT acquired another Suezmax tanker, built to top specifications and launched this year. We expect the ship to be delivered to us by June 15, bringing our total fleet to 21 ships. On April 1st, NAT completed an equity offering, with net proceeds of $102.2 million.  The same month, the Board declared a dividend of $0.16 per share for 1Q2013, identical to the dividend for 4Q2012.

The tanker market remains challenging, though there are underlying signs of improvement.  The orderbook for Suezmax tankers is shrinking and should have a positive impact on the tanker market rates in the future.  The Imarex index, which measures the average daily rate for leasing a ship, was $12,466 for 1Q2013, approximately at the same level of what our operating fleet attained. In 4Q2012, the index was $11,533. By contrast, Imarex stood at $22,804 during the 1Q2012. When the market turns, which can take place quickly, the dividend can be expected to increase. NAT is very well placed to reap the economic benefits of a market upswing. Our fleet is in excellent technical and operational condition, and NAT has the financial resources to maintain it that way.  Clients know that we do not compromise on the quality of our operations.

The Company will pay the dividend on or about May 14, 2013 to shareholders of record as of April 30, 2013.  Starting in the fall of 1997, when NAT began its operations, the Company has paid a quarterly dividend for 63 consecutive quarters. Including the dividend to be paid in May, the total dividend payments over this period amount to $44.26 per share.

Key points to consider:

•
Earnings per share (EPS) from ongoing operations in 1Q2013 was -$0.59 of which -$0.16 were non-recurring.  EPS in 4Q2012 were -$0.61 of which -$0.22 were non-recurring.  EPS in 1Q2012 was -$0.18 of which  -$0.03 were non-recurring.

•	NAT took full control of the Orion Tanker Pool as of January 1, 2013. The cost of increasing our ownership in this management company from 50% to 100% was $270,000.

•
We continue to focus on cost efficiency - both in administration and onboard our vessels.  Later in this report we have outlined some of the measures we are implementing to reduce energy use on the ships.

•	Spot rates achieved for 1Q2013 were slightly above the level of 4Q2012. Continued recovery in the world economy is required to increase vessel demand and rates.

•	During the quarter the Company completed the acquisition of the management company Scandic American Shipping Ltd. There will be no change in the management of the Company following this takeover.

•	"Financial Vetting", or focus on the financial strength of shipowners, continues to be an important consideration. With NAT this is not a concern for our clients.

•	The Company does not engage in any type of derivatives.

•
A stock issue was launched April 1, and closed April 5.  The total number of shares issued was 11,212,500, strengthening the financial basis of the Company by $102,258,000 which will be reflected in the 2Q2013 accounts.

•	Investors who seek exposure to the tanker market, should consider Nordic American.

"The Nordic American System"

Nordic American has an operating model that is sustainable in both weak and strong tanker markets, which we believe differentiates Nordic American from other publicly traded tanker companies. The “Nordic American System” is transparent and predictable. As a general policy, the Company has a conservative profile with a keen focus on risk management.

Our dividend payments are important for our shareholders.  At the same time we recognize the need to expand our fleet under conditions advantageous to the Company. Therefore, we always focus on the balance between fleet expansion and payment of dividend.  Dividend payments over time depend upon positive cash flow in the Company. NAT maximizes cash flows by employing all of its vessels in the spot market through Orion Tanker Pool which increases the efficiency and utilization of the fleet. Over time, the spot market gives better earnings than the time charter market. The amount of dividend to be paid is decided at the sole discretion of the board.

Growth is a central element of the “Nordic American System”.  It is important that NAT grows accretively, which means that over time our transportation capacity increases more percentagewise than our share count.  Going forward, we will always have an eye on the age of the fleet which is now 10.8 years on average after the delivery of the new acquisition.  However, our ships that are 15 years old are in the same excellent condition as our younger ships. Top quality is dependent upon our high quality maintenance program.  Nordic American has one type of vessel only - the Suezmax vessel. This type of vessel can carry one million barrels of oil. The Suezmax vessel is highly versatile, able to be utilized on most long-haul trade routes. A homogenous fleet produces advantages of scale, streamlining operating and administration costs. This keeps our cash break-even point low.

The valuation of NAT should not be based upon net asset value (NAV), a measure that only is linked to the steel value of each individual ship and not on NAT as a company well-versed in managing a large homogenous fleet. We believe the value of the fleet is the correct measurement, not the so called market value of each individual ship.

We pay our dividend from cash on hand.  NAT has a cash break-even level of about $12,000 per day per vessel, which we consider low in the industry. The cash break-even rate is the amount of average daily revenue our vessels would need to earn in order to cover our vessel operating expenses, cash general and administrative expenses, interest expense and all other cash charges.

Financial Information

The Board has declared a dividend of $0.16 per share for 1Q2013 to shareholders of record as of April 30, 2013.  The dividend will be paid on or about May 14, 2013. The number of shares outstanding was 54,825,751 as of March 31, 2013. After the closing of the stock issue April 5, there are 66,038,251 shares in issue of which 23,000 are shares in treasury.

The Company acquired Scandic American Shipping Ltd. (“Scandic”), the Manager of NAT, in January 2013. The acquisition, according to USGAAP, was accounted for using the acquisition method based on settlement gain or –loss on pre-exisiting relationship and fair value of the assets and liabilities of Scandic. Because of the USGAAP rules a one time charge of $5.0m has been debited the accounts for 1Q2013. The theoretical value according to the USGAAP rules, is not the same as the commercial market valuation of Scandic which was undertaken for the NAT board by Morgan Stanley & Co. LLC.

The Company incurred acquisition related expenses of $3.6m, which are included in the general and administrative expenses.

Earnings per share in 1Q2013 was -$0.59, compared with -$0.61 in 4Q2012 and -$0.18 in 1Q2012.  Please see above for the non-recurring items in in each quarter.  Bunker costs of $1.2 million for planned offhire vessels are debited the accounts for 1Q2013.

The Company's operating cash flow1 was -$4.9m for 1Q2013, compared with  -$1.1m for 4Q2012 and $11.4m in 1Q2012.

As a consequence of the 100% acquisition of Scandic and Orion Tankers, our income statement and balance sheets are different from previous quarters. Therefore, the accounts for 1Q2013 presented are fully consolidated with those of Scandic and Orion. The costs of managing the Orion pool increase our G&A costs by $840,000 for 1Q2013 accountingwise.  In the past these items were booked as a reduction to net voyage revenue. Except for this, there is no significant difference to the income statement presentation. For the balance sheet, there are several new line items representing the assets and liabilities of Scandic and Orion.

We continue to concentrate on keeping our vessel operating costs low, while always maintaining our strong commitment to safe operations. We pay special attention to the cost synergies of operating a homogenous fleet that consists only of double hull Suezmax tankers.  As we expand our fleet, we do not anticipate that our administrative costs will rise correspondingly.

In a weak tanker market other tanker companies may have challenges in keeping up technical standards as they cannot afford to spend the required funds for operations and maintenance.

As a matter of policy, the Company has always kept a strong balance sheet with low net debt and a focus on limiting the Company's financial risk.  This policy will continue.

The Company is well placed to take advantage of strong shipping markets, which due to our spot strategy will be reflected in increased dividends.

The establishment of the Orion Tanker Pool has resulted in a closer relationship with customers and a stronger position in the market place.  We do business with some of the largest oil companies in the world on a regular basis. They demand the highest quality both at sea and onshore.

Prices for newbuildings and second hand tankers continue to be low by historical standards.  NAT is in a good position to buy additional vessels or order new vessels at advantageous prices when the time is right. Such acquisitions would increase the dividend capacity of the Company. It is a prerequisite for any expansion of the fleet that our dividend and earnings capacity per share increases.  During the quarter the Company agreed to acquire a 2013 Korean built Suezmax tanker. The vessel is of a particularly high specification.

Our primary objective is to enhance total return2 for our shareholders, including maximizing our quarterly dividend.

As of March 31, 2013, the Company has a net debt of about $8.2 million per vessel.  The Company has in place a new non-amortizing credit facility of $430m, of which $250m has been drawn at this time.  We are in full compliance with all provisions of this credit facility.   Cash on hand is $23 million.  The credit facility, which matures in November of 2017, is not subject to reduction by the lenders and there is no obligation to repay principal during the term of the facility. The Company pays interest only on drawn amounts and a commitment fee for undrawn amounts.  This means that our cash break-even rate of about $12,000 per day per vessel is significantly lower than the rate of highly-leveraged companies.  The tightened terms of commercial bank financing and higher margins on shipping loans are challenging for shipping companies that are highly leveraged. By having little net debt, NAT is better positioned to navigate the financial seas, and we believe this is in the best interests of our shareholders.

1 Operating cash flow (a non-GAAP measure) represents income from vessel operations before depreciation and non-cash administrative charges. For further information, please see reconciliation on page 9.

2 Total Return is defined as stock price plus dividends, assuming dividends are reinvested in the stock

The Fleet

The Company has a fleet of 21 vessels at the time of this report including the Nordic Future (2013) which is scheduled to be delivered to us by June15, 2013.  By way of comparison, in the autumn of 2004, the Company had three vessels.  Please see the fleet list below. We expect that the expansion process will continue over time and that more vessels can be expected to be added to our fleet. Our vessels are employed in the spot market. The average age of our fleet is 10.8 years.  Our vessels are in excellent technical condition - a priority for us.

Vessel	Dwt	Vessel	Dwt
Nordic Apollo	159,999	Nordic Hunter	151,400
Nordic Aurora	147,262	Nordic Jupiter	157,411
Nordic Breeze	158,597	Nordic Mistral	164,236
Nordic Cosmos	159,998	Nordic Moon	159,999
Nordic Discovery	153,328	Nordic Passat	164,274
Nordic Fighter	153,328	Nordic Saturn	157,332
Nordic Freedom	163,455	Nordic Sprite	147,188
Nordic Grace	149,921	Nordic Vega	163,000
Nordic Harrier	151,475	Nordic Voyager	149,591
Nordic Hawk	151,475	Nordic Zenith	158,645
		Nordic Future	149,996
		Total dwt	3,271,910

The Company continues to move in reducing energy consumption on our vessels.  We have previously installed Alpha Lubricators on all our vessels, resulting in important cost savings.  In addition, we have installed sliding valves on the main engines across the fleet. This allows our vessels to safely slow steam in order to reduce fuel consumption.  We are also testing mechanical equipment that ensures optimal water stream over the propeller, maximizing its efficiency and allowing us to run at the same speed at lower revolutions, resulting in fuel savings.  Most of the measures we implement are expected to have a payback time of around a year, and collectively give efficiency gains between 10% and 15%. We continue to keep high technical quality and maintenance of our fleet.

The graph shows the historical bunker prices in $/ton. Based on a daily bunker consumption of 50 tons, a fall in bunker prices of $100/ton represents a $5,000 per day saving per vessel. The quantity and the cost of bunkers consumed are important factors for establishing the time charter equivalent (TCE). A quarter may not be long enough to measure the TCE performance.

During 2012, 8 of our vessels were in planned drydock. We have 6 drydockings planned in 2013 of which 2 were undertaken in 1Q2013. In isolation, it is an advantage to dock a vessel in a period when tanker earnings are low as timing is less critical in such a situation. Total off hire (out of service) for 1Q2013 was 177 days for our fleet of which 127 days were planned off hire.

World Economy and the Tanker Market

The outlook for the world economy is uncertain. Seaborne imports of crude oil into the US has decreased over the recent past due to the domestic oil production. We do, however, note that the travel distances of crude oil coming into the US have increased, meaning that ton-miles for crude going to the US has seen a small increase. The economies of the Far East generally show continuing growth. Annual crude imports into China totalled a new record high in 2012. The reduced US seaborne imports are more than compensated by increased import of crude oil to the Far East. Demand for vessels and accordingly our freight rates are driven by ton-miles, that is to say that not only volumes of crude, but also the voyage distance affects tanker demand. Recent data suggests that ton-miles are showing growth in line with the fleet for 2013 as a result not only of economic recovery but changing trade patterns leading to longer voyages.

The European economies are making progress in agreeing to uniform banking terms and financial assistance packages. European economies, however, continue to run significant deficits and face mounting debt, while resistance to deficit reduction measures remains strong.  During the quarter the situation in the Eurozone was highlighted by the Cyprus bailout. NAT has no economic interests in Cyprus.

Tanker market rates are also affected by newbuildings that enter the markets, increasing the supply of vessels. Increased scrapping impacts the transportation capacity in the other direction.  It is likely that the Suexmax fleet will shrink in 2014. As a matter of policy the Company does not attempt to predict future spot rates. Rates may change quickly, impacting dividend correspondingly.

The graph shows the average yearly spot rates since 2000 as reported by R.S. Platou Economic Research a.s. The daily rates as reported by shipbrokers and by Imarex may vary from the actual rates we achieve in the market, but these rates are in general an indication of the level of the market and its direction. In any analysis of the tanker industry, the direction of the global economy is always the most important factor.

The Suezmax fleet (excl. shuttle tankers) counts 446 vessels at the end of 1Q2013, an increase of 12 since the beginning of the year.

The current orderbook stands at 49 vessels which represent 11% of the Suezmax fleet.  We believe a number of these 49 vessels may never be delivered.  At the time of this report, the orderbook for 2014 counts only 5 Suezmax vessels.  Scrapping activity has increased over the last year.  In 2012, 21 Suezmaxes were scrapped compared to 8 during the year 2011. Given the current market conditions we expect to see a further increase in the scrapping activity.

Corporate Governance/Conflict of Interests

In the fall of 2010 the New York Stock Exchange Commission presented its final report on corporate governance. The Commission achieved consensus on 10 core principles. These principles include a) building long-term sustainable growth in shareholder value for the corporation as the board's fundamental objective, b) the critical role of management in establishing proper corporate governance, c) good corporate governance should be integrated with the company's business strategy and objectives and d) transparency for corporations and investors, sound disclosure policies and communication beyond disclosure. We believe the principles presented are essential elements of good corporate governance and they are applied across the Company in its daily operations.

It is vital for NAT to ensure that there is no conflict of interests among shareholders, management, affiliates and related parties.  Interests must be aligned.  We will work to ensure that transactions with affiliates and/or related parties are transparent.

Strategy going forward

Our objective is to have a strategy that has benefits in both a strong tanker market and a weak one.  If the market improves, higher earnings and dividends can be expected.   However, if rates remain low, the Company is in a position to buy vessels - secondhand vessels or newbuildings, inexpensively by historical standards. Therefore, the Company is able to improve its relative position in a weak market and is able to reap the benefits of a stronger economic environment thereafter. Over the recent past the Company has improved its relative position.

After an acquisition of vessels or other forms of expansion, the Company should be able to pay a higher dividend per share and produce higher earnings per share than had such an acquisition not taken place.

Our dividend policy will continue to enable us to achieve a competitive, risk adjusted cash yield over time compared with that of other tanker companies.

NAT is firmly committed to protecting its underlying earnings and dividend potential.

Our Company is well positioned in this marketplace. We shall endeavor to safeguard and further strengthen this position for our shareholders in a deliberate, predictable and transparent way.

We encourage investors who seek exposure to the tanker sector to consider buying shares in NAT.

* * * * *

NORDIC AMERICAN TANKERS LIMITED

CONSOLIDATED CONDENSED STATEMENTS OF OPERATION	Three Months Ended					Twelve Months Ended
Amounts in USD '000	Mar. 31, 2013 (unaudited)	Dec. 31, 2012 (unaudited)		Mar. 31, 2012 (unaudited)		Dec. 31, 2012
Net Voyage Revenue	17,265	17,528		30,476		92,012
Vessel Operating Exp enses	(16,146)	(16,012)		(16,094)		(63,964)
General and Administrative Expenses	(7,375)*	(2,148	)*	(6,073	) *	(14,701	) **
Depreciation Expenses	(18,141)	(17,615)		(16,980)		(69,219)
Settlement Loss	(5,000)	0		0		0
Impairment Loss on Vessel	0	(12,030)		0		(12,030)
Operating Expenses	(46,662)	(47,805)		(39,147)		(159,914)
Net Operating Loss	(29,397)	(30,277)		(8,671)		(67,902)
Interest Income	20	57		88		357
Interest Expense	(2,822)	(2,331)		(942)		(5,854)
Other Financial Income (Expense)	(193)	17		135		207
Total Other Expenses	(2,995)	(2,257)		(719)		(5,290)
Net Loss	(32,392)	(32,534)		(9,390)		(73,192)
Basic Loss per Shares	(0,59)	(0,61	)***	(0,18)		(1,39)
Basic Weighted Average Number of
Common Shares Outstanding	54,634,740	52,915,639		51,435,487		52,547,623
Common Shares Outstanding	54,825,751	52,915,639		52,915,639		52,915,639

*)
The G&A for the three months ended March 31, 2013, December 31, 2012 and March 31, 2012 include non-cash charge: of $0.2m, $(0.5)m and $3.1m respectively which are charges related to share based compensation and pension cost.
Additionally, the G&A for the three months ended March 31, 2013 includes non-recurring items of $3.6m related to the acquisition of Scandic American Shipping Ltd.

**)	The G&A for the twelve months ended December 31, 2012 include non-cash charges of $4.2m which are charges related to share based compensation and pension cost.
***)	A portfolio impairment policy reduces the loss to -$0.39 per share

CONSOLIDATED CONDENSED BALANCE SHEET Amounts in USD '000	Mar. 31, 2013 (unaudited)	Dec. 31, 2012
Cash and Cash Equivalents	23,643	55,511
Marketable Securities	0	549
Accounts Receivable, net	23,696	54
Accounts Receivable, net related party	0	12,862
Prep aid Expenses	12,037	8,414
Bunkers Inventory	24,418	0
Voyages in Progress	12,483	0
Other Current Assets	3,329	1,183
Vessels, Net	950,576	964,855
Goodwill	18,979	0
Related Party receivables (Orion Tanker Pool)	0	36,987
Other Non-current Assets	5,716	5,209
Total Assets	1,074,877	1,085,624
Accounts Payable	7,817	3,095
Accounts Payable, related party	0	1,536
Accrued Voyage Expenses	9,997	0
Accrued Liabilities	8,083	10,343
Long-term Debt	250,000	250,000
Deferred Compensation Liability	11,273	11,267
Shareholders' Equity	787,707	809,383

NORDIC AMERICAN TANKERS LIMITED

CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOW Amounts in USD '000	Three Months ended Mar. 31, 2013 (unaudited)	Twelve Months ended Dec. 31, 2012
Net Cash Provided by (Used in) Operating Activities	(21,764)	(6,706)
Proceeds from Sale of Marketable Securities	600	0
Investment in Vessels	0	(2,745)
Repayment of Deposit and Loan, Nordic Galaxy	0	9,000
Investment in Orion Tankers Ltd.	(271)	0
Investment in Scandic American Shipping Ltd.	(8,191)	0
Investment in Scandic Assets Held for Sale	(5,467)	0
Proceeds from Sale of Scandic Assets held for Sale	5,467	0
Other	0	(129)
Net Cash Provided by (Used in) Investing Activities	(7,862)	6,126
Net Proceeds from Issuance of Common Stock	0	75,584
Proceeds from Use of Credit Facility	0	20,000
Dividends Paid	(8,768)	(63,499)
Net Cash Provided by (Used in) Financing Activities	(8,768)	32,085
Net Increase (Decrease) in Cash and Cash Equivalents	(38,394)	31,505
Cash assumed - initial consolidation upon change in control in Orion	6,544	0
Effect of exchange rate changes on Cash	(18)	0
Cash and Cash Equivalents at Beginning of Period	55,511	24,006
Cash and Cash Equivalents at End of Period	23,643	55,511

NORDIC AMERICAN TANKERS LIMITED
RECONCILIATION OF NON-GAAP FINANCIAL MEASURES	Three Months Ended			Twelve Months Ended
Amounts in USD '000	Mar. 31, 2013 (unaudited)	Dec. 31, 2012 (unaudited)	Mar. 31, 2012 (unaudited)	Dec. 31, 2012
Voyage Revenue	63, 570	44,670	36,683	130,682
Voyage Expense	(46,305)	(27, 142)	(6,207)	(38,670)
Net Voyage Revenue (1)	17,265	17,528	30,476	92,012

	Three Months Ended			Twelve Months Ended
	Mar. 31, 2013 (unaudited)	Dec. 31, 2012 (unaudited)	Mar. 31, 2012 (unaudited)	Dec. 31, 2012
Net Operating Loss	(29,397)	(30,277)	(8,671)	(67,902)
Depreciation Expense	18,141	17,615	16,980	69,219
Impairment of Vessel	0	12,030	0	12,030
Settlement Loss	5,000	0	0	0
Share Based Compensation and Pension Cost	1,326	(457)	3,132	4,189
Operating Cash Flow (2)	(4,930)	(1,089)	11,441	17,536

Net voyage revenues represents voyage revenues less voyage expenses such as bunker fuel, port fees, canal tolls and brokerage commissions. Net voyage revenues is included because certain investors use this data to measure a shipping company's financial performance. Net voyage revenues is not required by accounting principles generally accepted in the United States and should not be considered as an alternative to net income or any other indicator of the Company's performance required by accounting principles generally accepted in the United States.

Operating cash flow represents income from vessel operations before depreciation and non-cash administrative charges. Operating cash flow is included because certain investors use this data to measure a shipping company's financial performance. Operating cash flow is not required by accounting principles generally accepted in the United States and should not be considered as an alternative to net income or any other indicator of the Company's performance required by accounting principles generally accepted in the United States.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Matters discussed in this press release may constitute forward-looking statements.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.  Declaration of dividends is solely in the discretion of the Board of Directors and may change from time to time."

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties.  Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.  We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the tanker market, as a result of changes in OPEC's petroleum production levels and world wide oil consumption and storage, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, factors impacting the declaration of dividends, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission, including the prospectus and related prospectus supplement, our Annual Report on Form 20-F, and our reports on Form 6-K.

Contacts:

Scandic American Shipping Ltd
Manager for:
Nordic American Tankers Limited
P.O Box 56, 3201 Sandefjord, Norway
Tel: + 47 33 42 73 00 E-mail:  nat@scandicamerican.com

Jacob Ellefsen, Manager, Investor Relations & Research, Monaco
Nordic American Tankers Limited
Tel: + 377 93 25 89 07 or + 33 678 631 959

Rolf Amundsen, Advisor, Norway
Nordic American Tankers Limited
Tel: +1 800 601 9079 or + 47 908 26 906

Turid M. Sørensen, EVP & CFO, Norway
Nordic American Tankers Limited
Tel: +47 33 42 73 00 or + 47 905 72 927

Gary J. Wolfe
Seward & Kissel LLP, New York, USA
Tel: +1 212 574 1223